

April 1, 2013

Via E-mail
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **Sauer Danfoss Inc.**
> **Schedule TO-T/13E-3 filed March 15, 2013**
> **Amd. 1 to Schedule TO-T/13E-3 filed March 25, 2013**
> **Filed by Danfoss Acquisitions, Inc. and Danfoss A/S**
> **File No. 5-55771**

Dear Mr. Leinwand:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(i) Offer to Purchase dated March 15, 2013

Special Factors – Background, page 4

1. Refer to the third from the last paragraph on page 7. Expand to describe in greater detail the matters discussed with certain minority stockholders and they views they expressed with respect to Parent's proposal. We note the statements imputed to "certain minority stockholders" in the complaint filed as Exhibit 99(A)(5)(VI) of the amended Schedule TO-T/13E-3.

Purpose of and Reasons for the Offer; Plans for the Company, page 10

2. Refer to the third paragraph in this section on page 10 of the Offer to Purchase. Expand to describe in greater detail why obtaining 100% ownership of the Company, versus the majority stake already owned by Parent, would allow it to improve operational efficiency and enhance its ability to produce products and improving the Company's balance sheet. Revise to provide specific examples of how the transaction would promote each stated goal. See Item 1006 of Regulation M-A.

3. Refer to the last paragraph on page 10. Revise the discussion of Parent's reasons for the timing of the Offer to clarify why Parent chose this time to pursue the going private transaction. What specific "circumstances affecting the Company" and the corresponding "implications for the Company's prospects" caused Parent to conclude that it was an appropriate time for Parent to pursue the Offer? See Item 1013(c) of Regulation M-A.

Plans for the Company, page 12

4. Describe in greater detail some of the changes to the Company and its Board of Directors you may consider if this Offer is consummated and referenced in the first paragraph of this section. See Item 1006 of Regulation M-A.

Our Position Regarding Fairness of the Transaction, page 14

5. The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

Summary of Citi Presentation, page 19

6. To the extent applicable, describe any limitations imposed by Parent on Citi in its fairness analyses. For example, was Citi permitted to analyze the value of the Shares if sold in their entirety to an independent third-party bidder?

7. All financial analyses and information performed by Citi and provided to or presented to Parent must be described in reasonable detail in the Offer to Purchase. This includes "board books" or other data, in addition to more formal presentations such as the material presented on February 11, 2013. Please confirm in your response letter that all such information has been summarized and filed (to the extent it is in writing) or revise to provide.

8. See our last comment above. Revise the disclaimer in the first full paragraph on page 19 to reflect that it includes a summary of all financial analyses undertaken by Citi. See Item 1015(b)(6) of Regulation M-A.

9. The specific differences between the Forecast and the Adjusted Forecast as highlighted in the Citi report filed as Exhibit 99(C)(1) of the Schedule TO-T/13E-3 should be summarized here. See the notes in the report beginning on page 5.

10. Did Citi conduct a discounted cash flow analysis or other analysis using the Forecast versus the Adjusted Forecast (the latter prepared at the direction of Parent) figures? It appears so from pages 15-17 of the Citi report filed as an exhibit to the Schedule 13E-3. If so, the results of that analysis must be summarized in the offer materials. If Citi did not conduct a discounted cash flow or any other analysis using the unadjusted Forecast figures, tell us why not.

11. Identify the transactions analyzed in the precedent minority buy-in transaction comparison conducted by Citi.

Certain Information Concerning the Purchaser and Parent, page 56

12. Provide more information about the trust (Bitten & Mads Clausen Fond) that controls Parent. See General C to Schedule 13E-3, which requires that you provide the information called for in Items 3, 5, 6, 10 and 11 of the Schedule 13E-3 for the trust. In addition, clarify the nature of the control exercised by the trust by, for example, describing its ownership interest in Parent.

13. See our last comment above. Tell us why you do not believe the trust should be included as a filer on the Schedule 13E-3. We may have further comments.

Schedule 13E-3/A filed February 15, 2013 – Exhibit (a)(5)(B)

14. Refer to the last paragraph of the press release dated February 15, 2013 and included as exhibit (a)(5)(B) to the Schedule 13E-3/A. In future filings, delete or qualify the disclaimer language there (and in your February 5, 2013 press release) that you are under no obligation to update the information disclosed in the press release or the Offer to Purchase.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions